# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pheton Holdings Ltd., CIK 0001970544
CUSIP: G71399102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 306, NET Building,, Hong Jun Ying South Rd, Chaoyang Dist,, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066769

## Reporting persons
- Theia Investment Holding (BVI) LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 972,000; sole dispositive power 0; shared dispositive power 972,000; aggregate amount beneficially owned 972,000 (14.8% of the class)
  Comment: * Represents Class A ordinary shares held by Theia Investment Holding (BVI) LTD. as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.
- Xiaobing Dai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 972,000; sole dispositive power 0; shared dispositive power 972,000; aggregate amount beneficially owned 972,000 (14.8% of the class)
  Comment: * Represents Class A ordinary shares held by Theia Investment Holding (BVI) LTD. as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.

## Item 1. Issuer
Name of issuer: Pheton Holdings Ltd.
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

## Item 2. Person Filing
Name of person filing:
Theia Investment Holding (BVI) LTD
Xiaobing Dai

The shares reported herein are directly held by Theia Investment Holding (BVI) LTD. Xiaobing Dai is the director of Theia Investment Holding (BVI) LTD. Accordingly, Xiaobing Dai may be deemed to indirectly beneficially own the securities of the Issuer held by Theia Investment Holding (BVI) LTD.
Address of principal business office or, if none, residence:
Business address of Theia Investment Holding (BVI) LTD: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Business address of Xiaobing Dai: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China
Citizenship:
Theia Investment Holding (BVI) LTD: British Virgin Islands
Xiaobing Dai: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 972,000
Percent of class: 14.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 972,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 972,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and between Theia Investment Holding (BVI) LTD and Xiaobing Dai

## Signatures
- Theia Investment Holding (BVI) LTD: /s/ Xiaobing Dai, Xiaobing Dai/Director of Theia Investment Holding (BVI) LTD. (05/05/2025)
- Xiaobing Dai: /s/ Xiaobing Dai, Xiaobing Dai (05/05/2025)